SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 1)*
INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
AMN Healthcare Services, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
001744101
(CUSIP Number)
Goldman, Sachs & Co.
Attention: Ben I. Adler, Esq.
200 West Street
New York, New York 10282
(212) 902-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 15, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,275 (See Item 5 below)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,782,966 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,275 (See Item 5 below)

WITH	10	SHARED DISPOSITIVE POWER

5,782,966 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,789,241 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.8% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC-CO

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,782,966 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,782,966 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,782,966 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.8% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD-PN-IA

1	NAMES OF REPORTING PERSONS GSUIG, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,754,782 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,754,782 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,754,782 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.8% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

     This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GSUIG, L.L.C. (“GSUIG”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the SEC on September 13, 2010 (as amended by this Amendment, the “Schedule 13D”).
     Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended as follows:
     Kevin M. Jordan is no longer a Director of GSUIG and is hereby removed from Schedule II-A.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following information for updating:
     No funds were used by any of the Reporting Persons to acquire any of the shares of Common Stock or Preferred Stock issued to GSUIG in the Merger, any of the shares of Common Stock issuable upon conversion of such Preferred Stock, any of the shares of Preferred Stock to be delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement or any of the shares of Common Stock issuable upon conversion thereof.
     The funds for shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and reported as beneficially owned in the Schedule 13D and this Amendment came from the working capital of Goldman Sachs or such other subsidiary. The funds for shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons held in client accounts, if any, with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group or their employees have investment discretion (“Managed Accounts”) came from client funds. The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information for updating:
     On December 15, 2010, the Issuer obtained stockholder approval (as defined in the Certificate of Designations), and the shares of Preferred Stock became convertible into shares of Common Stock as described herein and the shares of Preferred Stock now have voting rights, on an as converted basis, with the Common Stock as one class. Each share of Preferred Stock may be converted on any date, from time to time, at the option of the holder thereof, into the number of shares of Common Stock equal to the number obtained by dividing

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

(x) the sum of (A) the liquidation preference (which is initially $10) plus (B) except to the extent paid in cash by the Issuer as contemplated by Section 6(c) of the Certificate of Designations at the time of the conversion, an amount per share of Preferred Stock equal to the accrued but unpaid dividends to which such holder of shares of Preferred Stock is entitled to receive pursuant to Section 4(b) of the Certificate of Designations, but excluding, the conversion date, if any, by (y) the conversion rate in effect at such time (which is initially 10).
     On December 15, 2010, the Representative (as defined in the Merger Agreement) accepted the Closing Statement (as defined in the Merger Agreement). Accordingly, 103,396.2 additional shares of Preferred Stock in the aggregate will be delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement.
     As stated in the Schedule 13D, the Reporting Persons intend to act in accordance with the terms of the Stockholders Agreement and the Registration Rights Agreement for as long as such agreements remain in effect. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Stockholders Agreement, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, subject to compliance with the terms of the Stockholders Agreement, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including, without limitation, sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement described above. In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer, including, but not limited to, Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II-A or II-B attached to the Schedule 13D hereto may make similar evaluations from time to time or on an ongoing basis.
     Except as set forth in the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedules I, II-A or II-B attached to the Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended to add the following information for updating:
          The information set forth in Item 4 is hereby incorporated herein by reference.
          (a) On December 10, 2010, there were 39,101,478 shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer.
     (i) As of the close of business on December 15, 2010, GS Group may be deemed to have beneficially owned 5,789,241 shares of Common Stock in the aggregate, consisting of (i) 3,012,454 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement, (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock to be delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement, (v) 28,184 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and (vi) 6,275 shares of Common Stock issuable pursuant to the Restricted Stock Unit Agreement, representing in the aggregate beneficial ownership of approximately 13.8% of the Common Stock outstanding as reported to the Reporting Persons by the Issuer, and as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.
     (ii) As of the close of business on December 15, 2010, Goldman Sachs may be deemed to have beneficially owned 5,782,966 shares of Common Stock in the aggregate, consisting of (i) 3,012,454 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement, (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock to be delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement and (v) 28,184 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate beneficial ownership of approximately 13.8% of the shares of Common Stock outstanding as reported to the Reporting Persons by the Issuer, and as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.
     (iii) As of the close of business on December 15, 2010, GSUIG may be deemed to have beneficially owned 5,754,782 shares of Common Stock in the aggregate, consisting of (i) 3,012,454 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement and (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock to be delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement, representing in the aggregate beneficial ownership of approximately 13.8% of the shares of Common Stock outstanding as reported to the Reporting Persons by the Issuer, and as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.
          In accordance with the Release, this filing reflects the securities beneficially owned by GSG. This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.
          The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in which GS Group, Goldman Sachs or GSUIG may be deemed a member.
          As a result of certain of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with, among others, the NFI Parties. The aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the other NFI Parties, based on available information, is 9,490,595, which represents approximately 22.1% of the shares of Common Stock outstanding as reported by the Issuer to the Reporting Persons. The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the NFI Parties who are parties to the Stockholders Agreement, other than GSUIG. Each of the Reporting Persons disclaims membership in any “group” with any person or entity and disclaims beneficial ownership of any shares of Common Stock owned by the NFI Parties to the Stockholders Agreement, other than GSUIG.
          (b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.
          (c) Other than as set forth in Items 4 and 6, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A and II-B attached to the Schedule 13D, during the 60 day period immediately preceding December 15, 2010.
          (d) Except for clients of Goldman Sachs or another subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following information for updating:
          Mr. Chavez is no longer a managing director of Goldman Sachs. However, Mr. Chavez continues to have an understanding with GS Group pursuant to which the SARs and RSUs described in Item 6 of the Schedule 13D are held for the sole benefit of GS Group. Pursuant to such understanding, Mr. Chavez will also hold for the sole benefit of GS Group all other stock grants, options and other equity interests in the Issuer that the Issuer may grant to Mr. Chavez in his role as a director of the Issuer, whether pursuant to the Issuer’s equity plan or otherwise.
          GS may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such contracts.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of December 17, 2010

THE GOLDMAN SACHS GROUP, INC.
By:	/s/ Kevin P. Treanor
	Name:	Kevin P. Treanor
	Title:	Attorney-in-fact

Dated as of December 17, 2010

GOLDMAN, SACHS & CO.
By:	/s/ Kevin P. Treanor
	Name:	Kevin P. Treanor
	Title:	Attorney-in-fact

Dated as of December 17, 2010

GSUIG, L.L.C.
By:	/s/ Kevin P. Treanor
	Name:	Kevin P. Treanor
	Title:	Attorney-in-fact